RIMONABANT UPDATE IN THE UNITED STATES

Paris – December 8, 2006 – Sanofi-aventis announces that concerning the new drug application for rimonabant in the United States, the Food and Drug Administration has considered its October 26, 2006 resubmission to be a complete, class 2 response to the FDA February 17, 2006 action letter.

The user fee goal date is April 26, 2007.

About Rimonabant

Rimonabant is a first-in-class cannabinoid type 1 (CB1) receptor blocker discovered and developed by sanofi-aventis.

In Europe, rimonabant, known as ACOMPLIA® is approved as an adjunct to diet and exercise for the treatment of obese patients (BMI=30kg/m2), or overweight patients (BMI>27kg/m2) with associated risk factors, such as type 2 diabetes or dyslipidaemia.

Rimonabant is currently commercialised in the United Kingdom, Germany, Denmark, Sweden, Finland, Norway, Ireland, Argentina and Austria.

About sanofi-aventis

Sanofi-aventis is the world’s third largest pharmaceutical company, ranking number one in Europe. Backed by a world-class R&D organization, sanofi-aventis is developing leading positions in seven major therapeutic areas: cardiovascular, thrombosis, oncology, metabolic diseases, central nervous system, internal medicine, and vaccines. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Senior Vice President, Corporate Communications : Michel Labie
Vice President, Media and Brand Comminication : Salah Mahyaoui : +33 1.53.77.40.31
Vice President, Media Relations : Jean-Marc Podvin : +33 1.53.77.42.23
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